SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934



                                   MARATHON BANCORP
                                   (Name of Issuer)


                            Common Stock, no par value

                            (Title of Class of Securities)


                                     565757 10 1
                                    (CUSIP Number)


            Philip V. Oppenheimer, 119 West 57th Street, New York,
                            New York 10019 (212) 489-7527

         (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                    April 15, 1997
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 9 Pages

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Oppenheimer-Spence Financial Services Partnership L.L.
        13-3747447

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

        NUMBER OF        7   Sole Voting Power:  91,911
        SHARES           8   Shared Voting Power:  0
        BENEFICIALLY     9   Sole Dispositive Power:  91,911
        OWNED BY        10   Shared Dispositive Power:  0
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        91,911

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14  TYPE OF REPORTING PERSON:  PN

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Philip V. Oppenheimer
        ###-##-####

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  91,911
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  91,911
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        91,911

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14  TYPE OF REPORTING PERSON:  IN

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   John W. Spence III
        ###-##-####

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

        NUMBER OF        7   Sole Voting Power:  32,842
        SHARES           8   Shared Voting Power:  91,911
        BENEFICIALLY     9   Sole Dispositive Power:  32,842
        OWNED BY        10   Shared Dispositive Power:  91,911
        EACH REPORTING
        PERSON WITH


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        124,753

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.8%

    14  TYPE OF REPORTING PERSON:  IN

          ITEM 1.   Security and Issuer.

                    This Statement relates to the shares of common stock, no par value ("Shares"), of Marathon Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 11150 West Olympic Boulevard, Los Angeles, California 90064.

          ITEM 2.   Identity and Background.

                    (a) The names of the persons filing this Statement are Oppenheimer-Spence Financial Services Partnership L.P., a Delaware limited partnership (the "Partnership"), Philip V. Oppenheimer and John W. Spence III. John W. Spence III and Oppvest LLC, a Delaware corporation, which is controlled by Philip V. Oppenheimer, are the general partners of the Partnership.

                    (b) The principal business address of the Partnership, Philip V. Oppenheimer and Oppvest LLC is 119 West 57th Street, New York, New York 10019. The principal business address of John
          W. Spence III is 4712 Clendenin, Nashville, Tennessee 37220.

                    (c) The principal business of the Partnership is to purchase, sell, trade and invest in securities. The principal business of Oppvest LLC is the furnishing of administrative support for the limited partnerships for which it is a general partner. The principal business of Philip V. Oppenheimer is to serve as an executive officer of Oppenheimer + Close, Inc. and as a general partner of the Partnership. Philip V. Oppenheimer is the principal executive officer, director and shareholder of Oppvest LLC. The principal business of John W. Spence III is to serve as a general partner of the Partnership, as the general partner of Spence Limited, L.P., and to publish a monthly newsletter covering financial services.

                         (d) During the last five years, none of the persons or entities listed in the response to Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         (e) During the last five years, none of the persons or entities listed in the response to Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                         (f) Philip V. Oppenheimer and John W. Spence III are citizens of the United States of America.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    The Partnership used $65,344.26 from its margin account at Pershing to acquire 26,694 shares of the Issuer's Common Stock between December 14, 1994 and October 1, 1996.

                    The Partnership used $150,000.00 of its own liquid funds to acquire 65,217 shares of the Issuer's Common Stock on April 15, 1997.

                    Spence Limited, L.P. used $57,944 from its own liquid funds to acquire 32,842 shares of the Issuer's Common Stock between December 19, 1994 and September 24, 1996.

          Item 4.   Purpose of Transactions.

                    The reporting persons have acquired their shares of the
          Common Stock of the Issuer for the purpose of investment. The reporting persons do not intend to seek control of the Issuer. However, the reporting persons may undertake an evaluation of the way the Issuer is managed, and, based on that evaluation, may enter into discussions with the management of the Issuer or otherwise take action that may influence the affairs of the Issuer. Depending on market conditions and other factors that they may deem material, the reporting persons may purchase additional shares of the Issuer's Common Stock or may dispose of all or a portion of the Issuer's Common Stock they now own or may hereafter acquire.

          Item 5.   Interest in Securities of the Issuer.

                    (a) The Partnership owns 91,911 shares of the Issuer's Common Stock. Based upon 1,582,198 shares of the Issuer's Common Stock issued and outstanding on April 15, 1997, the Partnership's ownership represents 5.8% of the class. Philip V. Oppenheimer and Oppvest LLC do not directly own any shares of the Issuer's Common Stock, but have shared power with John W. Spence III to vote and dispose of the shares owned by the Partnership. Spence Limited, L.P., a Tennessee limited partnership for which John W. Spence III is sole general partner, owns 32,842 shares, which represents 2% of the class.

                    (b) The Partnership has sole voting and dispositive power for the 91,911 shares of the Issuer it currently owns and Philip V. Oppenheimer, John W. Spence III and Oppvest LLC share voting and dispositive power with respect to shares owned by the Partnership. John W. Spence III has sole power to vote and dispose the 32,842 shares of the Issuer held by Spence Limited, L.P. The Partnership is controlled by Philip V. Oppenheimer and John W. Spence III. Spence Limited, L.P. is controlled solely by John W. Spence III.

                    (c) During the past 60 days, the only transacton involving the Issuer's shares by the Reporting Persons was the purchase on April 15, 1997 by the Partnership, by means of a private placement, of 65,217 shares of Common Stock which were acquired at a price of $2.30 per share.

                    (d) No person other than the Partnership, acting through Philip V. Oppenheimer, John W. Spence III, and Oppvest LLC as general partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.

                    No person other than the John W. Spence III has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by Spence Limited, L.P.

                    (e)  Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

                    Although the Partnership and Spence Limited, L.P. have made no agreement regarding their respective shares of the Issuer, because John W. Spence III is a General Partner in both the Partnership and Spence Limited, L.P., it is likely that any decision by either entity regarding disposition of the shares of the Issuer would be the same.

          Item 7.   Materials Filed as Exhibits.

                    Exhibit 1 -  Joint  Filing  Agreement  dated  April  24,
                                 1997 among Opphenheimer - Spence  Financial
                                 Services   Partnership   L.P.,  Philip   V.
                                 Oppenheimer and John W. Spence III.

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.


                                        OPPENHEIMER - SPENCE FINANCIAL
                                        SERVICES PARTNERSHIP L.P.



          Date:  April 24, 1997         By: /s/ Philip V. Oppenheimer
                                            General Partner



          Date:  April 24, 1997         By: /s/ John W. Spence III
                                              General Partner


          Date:  April 24, 1997         /s/ Philip V. Oppenheimer
                                        Philip V. Oppenheimer



          Date:  April 24, 1997         /s/ John W. Spence III
                                        John W. Spence III

                                      EXHIBIT 1

                JOINT FILING AGREEMENT AMONG:  PHILIP V. OPPENHEIMER,
                 JOHN W. SPENCE III AND OPPENHEIMER-SPENCE FINANCIAL
                              SERVICES PARTNERSHIP L.P.


               Whereas, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

                 NOW, THEREFORE, the parties hereto agree as follows:

               Philip V. Oppenheimer, John W. Spence III and Oppenheimer-Spence Financial Services Partnership L.P. do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a statement on Schedule 13D relating to their ownership of the Common Stock of Marathon Bancorp and do hereby further agree that said statement shall be filed on behalf of each of them.



          Dated April 24, 1997          By:  /s/ Philip V. Oppenheimer
                                             Philip V. Oppenheimer



                                        By:  /s/ John W. Spence III
                                             John W. Spence III


          For Oppenheimer-Spence Financial Services Partnership L.P.:



          /s/ Philip V. Oppenheimer          /s/ John W. Spence III
          Philip V. Oppenheimer              John W. Spence III
          General Partner                    General Partner